

Mail Stop 3561

December 12, 2016

Via E-mail
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re:** **New Age Beverages Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 28, 2016**
> **CIK No. 0001579823**

Dear Mr. Willis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2016 letter.

Prospectus Summary, page 4

1. We note your response to comment 2. Please disclose in the Prospectus Summary and Business sections of the filing, the basis for each of your assertions about the size of the markets in the beverage industry and your competitive position within the industry, including your statements that your products compete in the "$1.6 billion Kombucha category" and that "XingTea was rated number one out of 250 other brands in the North American Tea competition."

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Financial Statements for the nine months ended September 30, 2016, page 10

2. Please revise the first column of the pro forma statement of operations to begin with the results of operations for New Age Beverage for the nine months ended September 30, 2016 as reflected in its statement of operations included on page F-3 of the draft registration statement. The column reflecting the results of operations for the Xing Group should be its results of operations for the six months ended June 30, 2016 which are not included in your results for the nine months ended September 30, 2016.

3. It is unclear how the pro forma adjustment to weighted average shares for the Xing Group acquisition of 6,054,079 shares was determined. Please explain in your footnote disclosures how this share adjustment was determined and also explain why this share adjustment exceeds the 4,353,915 shares issued as merger consideration as disclosed in Note 2 to the pro forma financial information.

4. Your disclosure on page 10 indicates that New Age Beverage Corporation had 21,900,106 weighted average shares outstanding for the nine months ended September 30, 2016 while the disclosure in Note12 to the interim financial statements on page F-13 indicates that 17,878,784 weighted average shares were outstanding during this period. Please reconcile and revise these disclosures for consistency.

5. Your pro forma statement of operations for the nine months ended September 30, 2016 now includes adjustments to eliminate transaction related costs of $388,355 and $1,023,756 based on the disclosures in footnote 3A. However, it appears from your disclosure in the third bullet point on page 28 and from Note 3 to the interim financial statements that your results of operations for this period included transaction related costs of $1,714,463. Please revise your pro forma adjustment to eliminate all transaction costs related to the Xing Group acquisition from your pro forma results of operations for the nine months ended September 30, 2016. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Note 3. Pro Forma Adjustments, page 12

6. We have reviewed your revised disclosures in footnote 3.A. but are unclear as to how you determined the pro forma adjustments to depreciation expense. Please revise footnote 3.A. to explain in further detail how you calculated or determined the adjustments to depreciation expense for the year ended December 31, 2015 and the nine months ended September 30, 2016.

7. We are unclear as to how the pro forma adjustments to interest expense were determined based on the revised disclosures provided in Note 3.B. Please revise to explain in further

detail how the pro forma adjustments for the year ended December 31, 2015 and the nine months ended September 30, 2016 were determined. Also, since it appears that a portion of the debt incurred to fund the acquisition provides for a variable rate of interest, please revise to disclose the effect of a 1/8 percent change in interest rates on net income for each of the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Highlights, page 27

8. Please revise the first two paragraphs of this section to indicate that you are discussing your actual results of operations for the nine months ended September 30, 2016 rather than your pro forma results of operations for this period.

9. In the last paragraph on page 27, you indicate that the newly acquired Xing brands, excluding the New Age DSD division, generated $634,571 of net income for the year ended December 31, 2014 and $761,697 in net income for the year ended December 31, 2015.   Please revise to explain why you believe it is appropriate and meaningful to potential investors to exclude the New Age DSD division in this discussion and revise to include a reconciliation of the net income excluding the New Age DSD division for each of these periods to the net income of the Xing Group as reported on page F-42. Refer to the guidance included in Item 10(e) of Regulation S-K.

10. The disclosure in the first sentence at the top of page 28 which indicates the discussion which follows is on a pre-acquisition standalone basis for the nine-months ended September 30, 2016 appears to be in error since the Xing Group acquisition occurred on June 30, 2016 and is included in your operating results subsequent to this date. Please advise or revise as appropriate.

Results of Operations, page 29

11. Please revise to eliminate the blacklining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. Since a change in basis or reporting entity did not occur between these periods, blacklining between these periods does not appear to be appropriate.

12. We note that you discuss gross revenue in the amounts of $16,285,284 and $15,765,968 for the nine and three months ended September 30, 2016 in your discussion of operating results for these periods on pages 27 and 29, respectively. However, the revenue amounts disclosed in the statements of operations on page F-3 appear to be presented on a net revenue basis for these periods. Please revise your discussion here and elsewhere where gross revenues are discussed, to explain why you believe it is appropriate and meaningful to discuss gross revenue rather than net revenue as presented in your financial statements in your discussion of operating results. Also, please revise your discussion to

include a reconciliation of these gross revenue amounts to the amounts presented in your financial statements. Alternatively, revise to discuss the net amounts presented in your financial statements rather than the gross amounts.

13. The gross margin in the second bullet point on page 28 of 325.8% for the nine months ended September 30, 2015 appears to be in incorrect. Please revise to correct the gross margin for this period as well as the change in gross margin for the nine months ended September 30, 2016 as compared to the comparable period in 2015.

Results of Operations

For the nine months ended September 30, 2016 (Successor) compared to the six months ended September 30, 2015 (Successor) and the three months ended March 31, 2015 (Predecessor)

Operating Expenses, page 30

14. Total operating expenses for the nine months ended September 30, 2016 as disclosed in the last paragraph on page 30 of $3,688,533 are inconsistent with the amount reflected in the table above this paragraph of $5,051,343 and with the amount presented in the financial statements on page F-3. Please reconcile and revise these amounts for consistency.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of Goods Sold, page 31

15. Please revise the amount of total cost of goods sold for the nine months ended December 31, 2015 as reflected in the table on page 31 of $2,008,376, so it is consistent with the amount shown on page F-16 of the financial statements of $1,606,141.

Liquidity and Capital Resources, page 33

16. We note your response to comment 17. On page 35, you state that "[f]or the nine months ended September 30, 2016 (Successor), net cash provided by financing activities of $8,495,025 was due to us borrowing (i) $8,500,000 from a bank to finance the Xing acquisition …." On page F-10, you state that "[i]n connection with the Acquisition of Xing, the Company entered into several notes payable with a bank and received proceeds of $10.7 million. One note payable is for $4,800,000, bears interest at 4.02%, … The other note payable is a revolving credit facility that allows borrows up to $5.9 million" Please clarify your disclosure in this section regarding all of your material credit agreements and explain how you financed the $8,500,000 cash portion of the Xing acquisition. Also include the agreements related to these transactions in the exhibit index.

Cash Flows, page 34

17. Please revise to discuss the factors responsible for changes in your cash provided by or used in operating activities during the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

18. As requested in comment 19, please revise to include a discussion of cash flows from operating, investing and financing activities during the predecessor and successor periods of the year ended December 31, 2015 and the year ended December 31, 2014. Also, the amount of investing activities for the three month ended March 31, 2015 in the first paragraph on page 35 does not agree to the amount reflected in the statement of cash flows for this period on page F-4. Please reconcile and revise these disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 47

19. We note your response to comment 27. Please describe the terms under which Brent Willis will receive the shares described in footnote (4) to the table, including all information required by Item 404 of Regulation S-K.

Financial Statements

20. We have reviewed your response to comment 31 in which you explain your basis for your conclusion that the Xing Group is not your predecessor. However, we continue to believe that interim financial statements are required for the Xing Group pursuant to Rule 8-04 of Regulation S-X. Please revise the registration statement to include interim financial statements for the Xing Group for the six month periods ended June 30, 2016 and 2015 as required by Rule 8-04 of Regulation S-X.

Condensed Consolidated Balance Sheets as of September 30, 2016 (unaudited) and December 31, 2015

Note 3 – Acquisition of Xing Beverage, LLC, page F-8

21. The pro forma revenue, net loss from continuing operations, weighted average number of common shares outstanding and earnings per share presented for the nine months ended September 30, 2016 as disclosed on page F-8 do not agree to that disclosed for this period on page 10 of the draft registration statement. We also note that the pro forma net loss from continuing operations, the weighted average number of common shares outstanding and earnings per share presented for the year ended December 31, 2015 on page F-8 do not agree to that disclosed for this period on page 11. Please reconcile and revise these amounts for inconsistency.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
Bart and Associates, LLC